Jay Sidhu share acquisition information for securities to be sold on 7-29-2026

Title of the Class	Date you acquired	Nature of acquisition transaction	Person from whom acquired (if a gift, give date donor acquired)	Amount of securities acquired	Date of payment	Nature of payment
Common Stock	06/30/16	CUBI Equity Plan	Customers Bancorp Inc.	12,207	07/29/2026	N/A
Common Stock	09/30/16	CUBI Equity Plan	Customers Bancorp Inc.	14,941	07/29/2026	N/A
Common Stock	12/27/17	CUBI Equity Plan	Customers Bancorp Inc.	3,093	07/29/2026	N/A
Common Stock	12/27/17	CUBI Equity Plan	Customers Bancorp Inc.	10,115	07/29/2026	N/A
Common Stock	12/27/17	CUBI Equity Plan	Customers Bancorp Inc.	5,199	07/29/2026	N/A
Common Stock	12/27/17	CUBI Equity Plan	Customers Bancorp Inc.	40,932	07/29/2026	N/A
Common Stock	12/27/17	CUBI Equity Plan	Customers Bancorp Inc.	13,513	07/29/2026	N/A